The Annual Meeting of Stockholders was held on March 25, 2003.

A proposal to approve an amendment to the Corporations Stock Option Plan to extend the term of the Plan for an additional three years was approved with 16,947,663 votes for, 2,106,442 votes against, and 444,931 votes abstaining.

A stockholder proposal to request the Board of Directors to consider placing performance limitations on when stock option grants may be awarded to the Corporations investment personnel was defeated. Of the 11,257,492 shares that were voted on this proposal (abstentions are not included in this calculation), 3,356,791 shares (29.8%) were voted for, and 7,900,701 shares (70.2%) were voted against. 688,304 shares abstained. Of the total number of shares outstanding as of February 14, 2003, the record date for the meeting,
15.6 per cent were voted for the proposal.